

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 30, 2008

Via U.S. Mail and Fax (972)969-3572
Mr. Richard P. Dealy
Chief Financial Officer
Pioneer Natural Resources Company
5205 N. O'Connor Blvd., Suite 200
Irving, TX 75039

> **Re: Pioneer Natural Resources Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
> **File No. 1-13245**

Dear Mr. Dealy:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 51

1.   We note your long-term debt obligations represent principal maturities only. As you have reflected the payments to occur in fiscal years 2011 and 2012, please clarify why you have not included the interest payments within the table or in a footnote. It appears that you would be required to pay the interest associated with the principal portion of the debt based on the contractual obligations of the debt agreements. If this is the case, then such interest payments should be included in the table or in a note to the table.

Note P. Income Taxes, page 102

2.   Please clarify why you have not provided the disclosures required by paragraphs 20 and 21 of FIN 48. We note that the adoption of FIN 48 did not have a material impact to you, but you are required to provide all other disclosures to the extent material.

3.   We note you recorded the tax benefit associated with the exit from Nigeria in the second quarter of fiscal year 2007. Please clarify how you determined it was appropriate to account for this tax benefit as a discrete item in the second quarter as opposed to revising your effective rate pursuant to paragraphs 8 and 9 of FIN 18. Explain how you determined that the exit from Nigeria is an unusual or infrequently occurring item as defined by APB 30.

Note S. Impairment of Long-Lived Assets

Piceance/Uinta Basins, page 110

4.   We note that approximately $130.9 million of net assets in Piceance/Uinta area may have been partially impaired. Please clarify the nature of the events and circumstances that indicated these net assets may not have been recoverable. Further, clarify the material assumptions incorporated into your estimate of future cash flows which were made when concluding the carrying amounts were expected to be recovered. Explain why you believe that it is 'reasonably possible' that the estimate can change in the future and the factors that will be important when making this assessment.

Item 9A. Controls and Procedures

Mr. Richard Dealy
Pioneer Natural Resources Company
April 30, 2008
Page 3

Evaluation of disclosure controls and procedures, page 122

5.   We note your disclosure that your principal executive officer and principal
        financial officer concluded that the design and operation of your disclosure
        controls and procedures are effective in ensuring that information required to be
        disclosed in the reports that you file or submit under the Exchange Act is
        recorded, processed, summarized and reported within the time periods specified
        in the SEC's rules and forms. In future filings, revise to clarify, if true, that your
        officers concluded that your disclosure controls and procedures are effective to
        ensure that information required to be disclosed in the reports that you file or
        submit under the Exchange Act is accumulated and communicated to your
        management, including your principal executive officer and principal financial
        officer, to allow timely decisions regarding required disclosure. See Exchange
        Act Rule 13a-15(e).

Definitive Proxy Statement filed March 28, 2008

Please confirm in writing that you will comply with the following comments in all future
filings. Provide us also with an example of the disclosure you intend to use. Please
understand that after our review of your responses, we may raise additional comments.

Compensation Discussion and Analysis, page 14

6.   You disclose that the increases in base salary for 2008 are targeted to approximate
        the 50th percentile relative to the peer group of companies. For each element of
        compensation and for each named executive officer, please disclose whether
        actual compensation paid fell outside the targeted percentile range and if so, why.

Annual Cash Bonus Incentives, page 17

Current Framework, page 18

7.   We note your disclosure that for 2007, your compensation committee worked
        with your CEO to establish individual non-financial objectives for each named
        executive officer based on operational and project-related factors in such officer's
        areas of responsibility. You disclose that the committee considers the
        achievement of individual objectives when making adjustments to the base level
        payout percentage of target that a named executive officer receives.   In future
        filings, please expand your disclosure to identify the individual objectives and
        how achievement of such objectives contributed to any adjustments to the base
        level payout for a named executive officer. Refer to Item 402(b)(2)(vii) of
        Regulation S-K.

8.   You indicate that the compensation committee also takes into consideration the expected annual incentive bonus payouts within the oil and gas industry. In future filings, please specify whether or not such consideration factored materially in the determination of the actual annual incentive payouts made in a given year to any of the named executive officers.

Long-Term Equity Incentives, page 20

Current Framework, page 20

Performance Units, page 21

9.   You disclose that relative total stockholder return is used to determine the amount of performance units awarded to named executive officers in a given year, yet you have not disclosed the payout percentages of target represented by the amounts actually awarded to the named executive officers in fiscal 2007. In future filings, please supplement your disclosure under this heading or provide a cross-reference to the more detailed disclosure provided in the Grants of Plan-Based Awards table.

Restricted Stock Awards, page 21

10.   With respect to your restricted stock awards that vest three years following the date of grant, please expand your disclosure to describe how the compensation committee determines the number of shares of restricted stock to grant to each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

11.   In addition, we note your disclosure that your compensation committee considers and reviews individual performance to determine the value of the long-term incentive awards. Please expand your disclosure to describe how the compensation committee considers such performance when granting long-term equity incentive awards. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Summary Compensation Table, page 25

12.   We note your disclosure in footnote 1 at page 25 that as a result of the amount of discretion that you have retained over the payment of the annual cash incentive awards, the amounts do not constitute incentive plan awards within the meaning of the SEC's executive compensation disclosure rules. We also note that you did not disclose such awards in your "2007 Grants of Plan Based Awards" table as non-equity incentive plan awards. Please support your conclusion that such awards do not constitute incentive plan awards. We note that the guidance provided in Question 4.02 of the Staff's Executive Compensation Compliance and

Disclosure Interpretations would suggest that at least a portion of the annual cash awards would be deemed non-equity incentive plan awards.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Chris White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Laura Nicholson at (202) 551-3584 or Mellissa Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director